
10031660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 31 2010
Washington, DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Killarney Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1152
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Errol H. Brick 212-949-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, FLR 3	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Errol H. Brick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Killarney Securities Corporation, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2012

Signature

President

Title

Notary Public

STATE OF NEW YORK
NEW YORK COUNTY
SWORN TO AND SUBSCRIBED BEFORE ME
THIS 10th DAY OF August, 2010
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Years ended June 30, 2010 and 2009

KILLARNEY SECURITIES CORPORATIONS

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

Years ended June 30, 2010 and 2009

CONTENTS


Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

We have audited the accompanying statements of financial condition of Killarney Securities Corporation as of June 30, 2010 and 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Killarney Securities Corporation as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
August 10, 2010

KILLARNEY SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2010 AND 2009

	June 30,	
	2010	2009
ASSETS		
Cash and cash equivalents	$ 45,034	$ 216,897
Restricted cash	6,410	-
Due from Killarney Advisors Incorporated	673,463	446,964
Prepaid expenses	-	925
Investments, at fair value (cost of $35,950 for 2010 and 2009)	35,668	37,786
	$ 760,575	$ 702,572
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 542	$ 309
Commitments and contingencies		
Shareholder's equity	760,033	702,263
	$ 760,575	$ 702,572

See accompanying notes to financial statements

KILLARNEY SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEARS ENDED JUNE 30, 2010 AND 2009

	Year ended June 30,	
	2010	2009
Revenue		
Capital markets advisory and consulting fees	$ 374,888	$ 744,782
Realized loss on investments	(9,615)	-
Unrealized loss on investments	(2,118)	(3,144)
Interest income	141	140
Other income	241	-
	363,537	741,778
Expenses		
Occupancy and administrative costs	235,228	618,857
Office and miscellaneous expenses	63,984	36,034
Dues and subscriptions	617	2,997
	299,829	657,888
Income before provision for income taxes	63,708	83,890
Provision for income taxes		
Current	5,938	8,381
Deferred	-	-
	5,938	8,381
Net income	$ 57,770	$ 75,509

See accompanying notes to financial statements

KILLARNEY SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED JUNE 30, 2010 AND 2009

	Common stock [1]	Additional paid-in capital	Retained earnings	Total
Balance, July 1, 2008	$ 5	$ 10,495	$ 616,254	$ 626,754
Net income	-	-	75,509	75,509
Balance, June 30, 2009	5	10,495	691,763	702,263
Net income	-	-	57,770	57,770
Balance, June 30, 2010	$ 5	$ 10,495	$ 749,533	$ 760,033

(1) Par value $0.01 per share, 1,000 shares authorized, 500 shares issued and outstanding.

See accompanying notes to financial statements

KILLARNEY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEARS ENDED JUNE 30, 2010 AND 2009

	Year ended June 30,	
	2010	2009
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$ 57,770	$ 75,509
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Realized loss on investments	9,615	-
Unrealized loss on investments	2,118	3,144
Changes in operating assets and liabilities		
Prepaid expenses	925	(925)
Due from Killarney Advisors Incorporated	(226,499)	84,074
Accrued expenses and other liabilities	233	-
Net cash (used in) provided by operating activities	(155,838)	161,802
Cash flow from investing activities		
Cash paid for securities purchased	(25,000)	-
Cash received for securities sold	8,975	-
Net cash (used in) provided by investing activities	(16,025)	-
Net (decrease) increase in cash and cash equivalents	(171,863)	161,802
Cash and cash equivalents, beginning of year	216,897	55,095
Cash and cash equivalents, end of year	$ 45,034	$ 216,897
Supplemental disclosure of cash flow information		
Income taxes paid	$ 930	$ 14,785

See accompanying notes to financial statements

NOTE 1 – THE COMPANY

Killarney Securities Corporation (the "Company") was incorporated under the laws of the State of New York and is registered as a broker-dealer under section 15(b) of the Securities Exchange Act of 1934. The Company is an investment banking firm operating principally in the United States with an office located in New York City. The Company's principal business activities include municipal securities broker, private placements of securities and investment banking advisory services to institutional clients. The Company is licensed as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds and claims an exemptive position of Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from capital markets advisory and consulting fees is recognized when earned, and no longer subject to renegotiation or refund, which generally approximates when the services are performed.

Cash and cash equivalents

The Company considers all highly liquid financial instruments, with a maturity of three months or less when purchased to be cash equivalents.

For purposes of reporting cash flows, cash and cash equivalents include bank deposits due on demand and money market funds, which invest principally in U.S. government securities. All of the Company's cash balances are held at one financial institution and at times may exceed government insured limits.

Investments

Marketable securities are valued at fair value. Realized and unrealized gains and losses are recognized in operations in the reporting period incur. Investments made for other than trading purposes are reflected in the statement of cash flows as investing activities.

On July 1, 2008, the Company adopted the guidance under ASC 820, "Fair Value Measurements and Disclosures," which established the following fair value hierarchy that prioritizes the inputs used to measure fair value. The adoption of ASC 820 did not have a material effect on the Company's financial position.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

On March 1, 1996, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. A similar election has also been made for New York State purposes. No such election, however, is available for New York City purposes. Applicable New York City income taxes have been provided for in the accompanying financial statements.

Commencing during the fiscal year ended June 30, 2005 the Company began filing its New York City income tax returns on a combined basis with Killarney Advisors Incorporated ("Advisors"), a corporation wholly-owned by the Company's sole shareholder. The Company records its provision for income taxes as amounts due to Advisors based upon the estimated taxes that would be due if the Company had filed its New York City income tax returns on a separate entity basis. For the years ended June 30, 2010 and 2009, current and deferred income taxes of $5,008 and $6,404, respectively, are included in Due from Killarney Advisors Incorporated in the accompanying balance sheets.

The Company uses the liability method to account for deferred income taxes. Under the liability method, deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These taxes are calculated based on the tax rates, which will be in effect when these temporary differences are expected to reverse and based on the tax laws as currently enacted.

The Company has elected the cash basis of accounting for federal, state and local income tax purposes. Additionally, the Company maintains a June 30 yearend for financial reporting purposes and a December 31 yearend for income tax reporting purposes.

The income tax returns of the Company are subject to examinations by federal, state and city taxing authorities. Such examinations could result in adjustments to net income or loss, which changes could affect the income tax liability of its shareholder. The Company's tax returns are open to examination for the three years ended 2009.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at June 30, 2010 and 2009.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Recent accounting pronouncements

In January 2010, the FASB issued the Accounting Standards Update, *Improving Disclosures about Fair Value Measurements*, which, among other things, amends *Fair Value Measurements* to require entities to separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and which clarifies existing disclosure requirements provided *by Fair Value Measurements* regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. This update is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements (which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years). The Company believes that adoption of this update will not have a significant impact on the financial statements.

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 3 – INVESTMENTS

In April 2000, the Company purchased three hundred (300) warrants which allowed the Company to acquire shares of NASDAQ OMX Group Inc., formerly known as The NASDAQ Stock Market, Inc. ("NASDAQ). Each warrant entitled the Company to purchase four shares of NASDAQ common stock. The warrants were exercisable in four installments commencing on the 2nd anniversary of the date issued. The exercise price per share of common stock was $13 for installment one, $14 for installment two, $15 for installment three and $16 for installment four. Each installment was exercisable for a one-year period with each subsequent installment becoming exercisable following the expiration of the previous installment. The shares of common stock were non-transferable for a period of six months following the issue date. Installments one and two were not exercised by their expiration dates. Installment three was exercised on June 27, 2005 and the Company acquired 300 shares of NASDAQ common stock for $4,500. Installment four was exercised on May 30, 2006 and the Company acquired 300 shares of NASDAQ common stock for $4,800.

- Continued -

NOTE 3 – INVESTMENTS (Continued)

In April 2007, the Company purchased twenty-five thousand (25,000) shares of OTC Valuations Ltd. OTC Valuations Ltd. is a newly formed privately held company located in British Columbia, Canada. During March 2010, all of the shares of OTC Valuations Ltd. were sold for $15,384 resulting in a realized loss of $9,615 as of June 30, 2010. A portion of the proceeds from the sale were being held in an escrow account pending satisfaction of certain terms and conditions of the sale. These funds were classified as restricted cash on the accompanying statement of financial condition as of June 30, 2010, and were released to the Company on July 29, 2010.

On January 28, 2010, the Company purchased 5 class B units of Nirvana Data Services LLC for $25,000. The class B units are non-voting passive units. A class B unit holder has no rights to vote or otherwise participate in the management of Nirvana Data Services LLC. In the absence of a readily determinable market value, management has determined that the fair market value of its investment approximates cost as of June 30, 2010.

Summary of the Company's investments are as follows:

			June 30,	
			2010	2009
	Shares	Cost	Fair Value	
NASDAQ Stock Market, Inc.	600	$ 10,950	$ 10,668	$ 12,786
OTC Valuations Ltd.	25,000	25,000	-	25,000
Nirvana Data Services LLC	25,000	25,000	25,000	-
		$ 60,950	$ 35,668	$ 37,786

- Continued -

NOTE 4 – INCOME TAXES

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements. Deferred income taxes were not material.

The provision for income taxes is summarized as follows:

	Year ended June 30,	
	2010	2009
New York City General Corporation Tax		
Current	$ 5,188	$ 7,713
Deferred	-	-
New York State Franchise Tax	500	109
Delaware LLC Filing Tax	250	559
	$ 5,938	$ 8,381

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2010 and 2009, the Company had net capital of $53,560 and $227,456, which was $48,560 and $222,456, in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 and .001 to 1 at June 30, 2010 and 2009.

- Continued -

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with Advisors and is allocated a portion of such costs based upon revenue earned by both companies. The Company and Advisors perform investment banking and advisory services, respectively and utilize the same employees. Such allocated costs are included as occupancy and administrative costs in the accompanying statements of operations, totaled $235,228, and $618,857, for the years ended June 30, 2010 and 2009, respectively. Revenue that is subject to FINRA regulation (as determined by the Company with its counsel) and all related expenses, are either allocated to or directly incurred by the Company. All other business activity is conducted by the Company's affiliate, Advisors.

Accordingly, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

In addition, from time to time, the Company receives advances from, or advances funds to, Advisors to be used for working capital purposes. These advances are non-interest bearing, payable on demand and are included in due from Killarney Advisors Incorporated at June 30, 2010 and 2009.

NOTE 7 – CONCENTRATIONS

During the years ended June 30, 2010 and 2009, the Company had four clients that accounted for 100% of the Company's revenue.

NOTE 8 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

- Continued -

NOTE 9 – INVESTMENTS AT FAIR VALUE

On July 1, 2008, the Company adopted the guidance under ASC 820, "Fair Value Measurements and Disclosures," which established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs include the following:

a) Quoted prices in active markets for similar assets or liabilities.
b) Quoted prices in markets that are not active for identical or similar assets or liabilities.
c) Inputs other than quoted prices that are observable for the asset or liability.
d) Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. Fair value for these investments is determined using valuation methodologies that consider a range of factors, including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current a projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment or estimation by management.

The following table summarizes the levels in the fair value hierarchy that the Company's investments fall into as of June 30, 2010 and 2009:

Investment Classifications

	Level I	Level II	Level III	Total
June 30, 2010	$10,668	$ -	$25,000	$35,668
June 30, 2009	$12,786	$ -	$25,000	$37,786

- Continued -

NOTE 9 – INVESTMENTS AT FAIR VALUE (continued)

The table below summarizes the Company's Level III investments for the years ended June 30, 2010 and 2009:

Investment Balances by Classification

	Level III
Balance, July 1, 2008	$ 25,000
Net change in unrealized depreciation on investments, included in earnings	-
Balance, June 30, 2009	$ 25,000
Net purchases (sales)	-
Net change in unrealized depreciation on investments, included in earnings	-
Balance, June 30, 2010	$ 25,000

Total realized and unrealized gains and losses recorded for Level III investments, if any, are reported in "Realized loss on investments" and in "Unrealized loss on investments," respectively, in the Statement of Operations.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 10, 2010, the date on which these financial statements were issued.

KILLARNEY SECURITIES CORPORATIONS
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

NET CAPITAL		
Total shareholder's equity		$ 760,033
Less non-allowable assets		
Restricted cash	6,410	
Non-marketable securities	25,000	
Due from Killarney Advisors Incorporated	673,463	
		704,873
Total net capital before haircuts		55,160
Less haircuts on securities		
Other securities		1,600
Net capital		$ 53,560
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 542
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 36
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above amounts)		$ 5,000
Excess net capital		$ 48,560
Excess net capital at 1,000% (net capital less the greater of 10% of aggregate indebtedness or 120% of net capital required)		$ 47,560
Ratio of aggregate indebtedness to net capital		0.01:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the FOCUS report on form X-17A-5 as amended.

STATEMENT PURSUANT TO RULE 15c3-3

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITOR ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

In planning and performing our audit of the financial statements of Killarney Securities Corporation (the "Company"), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

New York, New York
August 10, 2010